Offering Statement for Involved, Inc. (“Involved”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Involved, Inc.

Eligibility

2. **The following are true for Involved, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Caleb McDermott

Caleb is Head of Marketing at Involved. He graduated in 2017 Cum Laude from Boston University's Questrom School of Business, where he studied Marketing and Strategy & Innovation. For the last 3 years he has been working in startup marketing, business development, and business strategy from his work with Pinch, as a marketing and business development intern, stache media (Sony Music), as a marketing intern, and from his work with the Colleen Foundation, which he founded in 2015.

Jacob Dansey

Jacob Dansey Chief Executive Officer BS, Boston University, Computer Engineering, Magna Cum Laude, 2017 Jacob Dansey has experience in application development and government contracting research. After getting recruited to Boston University to play lacrosse, he decided to pursue computer engineering in order to learn the necessary skills to develop Involved. During the past three years, he has worked as a developer for a government contracting company, CACI, and is currently undergoing TS/SCI security clearance. He has recently found his passion in entrepreneurship and business development and is a member of Tau Beta Pi and Eta Kappa Nu engineering honor societies.

John Knollmeyer

John Knollmeyer Chief Technology Officer BS, Boston University, Computer Engineering, 2017 John is a software and web developer. His work experience for the past three years includes software development for Amazon's Alexa AI, web development with MathWorks, and Cloud Computing research with a BU lab. He is very comfortable with web development, as well as usage of cloud computing and machine learning. John is also familiar with the current political landscape, and has worked on side projects that draw from and analyze political news and speeches. He is one of the founding members of Boston University's BostonHacks and Make BU.

Rick Dansey

Rick E. Dansey is a Senior Vice President of the Department of Defense programs at TeraThink Corporation (www.terathink.com). In this role, he brings 29 years of leadership and business growth success to the TeraThink management team. His clients have spanned Commercial and Federal government agencies across multiple technology offerings. Most recently, Rick ran his own firm that focused on Merger and Acquisition (M&A) integration, new technology launch and strategic growth with clients that included start-ups, private equity and Fortune 200 firms. Previously, Rick was an Executive Vice President at CACI International. Rick's Business Group was critical to CACI's growth strategy as a $630 million annual revenue organization with 3500 employees. He also played a key role in multiple CACI acquisitions. Prior to CACI, Rick launched a successful consulting practice in the competitive ERP space. The growth of this practice culminated in the successful acquisition of the company by CACI in 2001. He earned an MBA from Northwestern's Kellogg Graduate School of Management and a Bachelor of Science from the United States Naval Academy. He also has a Masters in Legislative Affairs from The George Washington University.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Jacob Dansey

Securities:	2,275,581
Class:	Common Stock
Voting Power:	52.2%

John Knollmeyer

Securities:	1,162,791
Class:	Common Stock

Voting Power:	26.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Our mission at Involved is to increase civic engagement by finding a way to reach the average citizen. What we are is a micro-polling software for local government, allowing representatives and organizations to send out single question surveys through their mailing list and social media. Residents can respond in one click, leave private comments and share with friends and neighbors.The ease of use and sharing capability allow questions to go locally viral and have significantly larger participation rates then a standard survey link. Your officials will then follow up on these questions to let you know exactly how your voice was used. Our revenue model is free for constituents and a subscription model for elected officials, advocacy groups and campaigns. We are also looking into selling the data to third parties such as news outlets, political parties and pollsters. We would never sell anyone's individual data, but the overall results of questions can be used as campaign or news analysis for different organizations.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Involved, Inc. speculative or risky:**
   1. We are a young, bright team that recently graduated college which means we are relatively inexperienced. However, we believe we are balancing our lack of employment history through a strong network of mentors and advisors in the Boston startup ecosystem.
   2. We have first mover's advantage with an application that relies heavily on network effects. The actual app can be imitated so we are looking for rapid growth and adoption upon launch. There are other political apps available that try to capture a two-way conversation, but are failing in terms of the appeal to a larger public.
   3. There is a market risk associated with getting people to participate in an application such as this. Our value proposition is in appealing to a larger audience by making it easier to interact.
   4. Our CTO, John Knollmeyer, is accepting a job at Amazon and will work on this part-time until we can sustain another full-time employee. We anticipate that raising money on Netcapital will be helpful for us in obtaining appropriate employees.
   5. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

6. The market for cloud applications is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.
7. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.
8. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive to the previous premises-based model.
9. We are subject to the data privacy and protection laws and regulations adopted by federal and state governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.
10. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in the discovery and development of hardware products. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with manufacturing and shipping complex hardware products. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.
11. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
12. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.
13. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

The Offering

Involved, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,025 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The minimum amount raised will be used to allow Involved to continue operations full-time with two of their members for another six months and part-time (unpaid) from the other one. We believe this will be enough time to reach a critical mass of traction in the Greater Boston area that will allow us to successfully raise another round or bootstrap to profitability. If we raise the maximum amount, the money will be used fuel our growth in expanding in Massachusetts and beyond. The capital raised will provide a minimal salary to co-founders, increase our marketing and operations budget, and hire key roles to expand sales and marketing functionality, as well as security and scaling for our platform. These hires are a UI/UX designer, full stack engineer with security background, and business developers. Beyond scaling, we will also add capabilities on the Representative Interface to allow customers to manage their contacts and followers and easily share data across different levels of government for better advocacy

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,000,025
Less: Offering Expenses	$490	$49,001
Net Proceeds	$9,510	$951,024
Compensation for managers	$0	$200,000
Intellectual property maintenance	$4,510	$50,000
Travel	$5,000	$50,000
New hires	$0	$400,000
Business development	$0	$251,024
Total Use of Net Proceeds	$9,510	$951,024

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Involved, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.65 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	4,358,761	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering, except for a $20,000 SAFE instrument that allows the investor to receive equity at a future price that is yet to be determined.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The individuals who hold greater than 20% have large voting power with regard to the business, the business decisions made will affect the value of the securities being offered.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

If we issue additional securities, Netcapital investors are at a risk of dilution. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to negotiate with a related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Rick Dansey
Amount Outstanding:	$20,000
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	

This convertible instrument is a Simple Agreement for Future Equity ("SAFE") that converts into equity at a 20% discount to the per share price from an Equity Financing or Liquidity Event, as defined in the SAFE agreement.

25. **What other exempt offerings has Involved, Inc. conducted within the past three years?**

Date of Offering:	11/2017
Exemption:	

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a) (6))

Securities Offered:	Common Stock
Amount Sold:	$53,210
Use of Proceeds:	Development of business

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    For the period from our inception on March 2, 2017 to December 31, 2017, we expended $18,338 on compensation and administrative expenses. We recieved $10,000 in grant income during this period, and for the period ended December 31, 2017, we recorded a loss of $8,338. In 2017, the Company issued a total of 5,000,000 shares of common stock to its co-founders at a price of $0.0001 per share, resulting in proceeds of $500. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at varying rates starting at multiple times during the year. During 2017, the Company repurchased 867,247 shares of common stock at $0.0001. In 2017, the Company has raised $56,502 in an offering of its Common Stock pursuant to an offering under Regulation Crowdfunding. 226,008 shares of common stock were issued at $0.25 per share, all of which were vested as of December 31, 2017. In June of 2018 we raised $20,000 via a SAFE instrument, which has no due date and converts into equity at a 20% discount to a future qualified financing. In 2018 we spent our cash balances primarily on salaries for two full-time people, who perform our coding, business development, operations, sales, and administrative tasks. At the time of this offering we have approximately $16,000 in cash. We have approximately 13,000 registered users of our app, and we have seen significant growth over the past two months. More than half of our new users signed up for our services during the prior two-month period. Our users do not pay a fee for the service that we provide. We recently obtained 3 customers that are paying $20 per month for our introductory subscription services. The customers are two elected officials and one candidate. Our plan is to allow constituents to use our app at no charge. We anticipate our revenue will come from elected officials that buy subscription services and other products that will enable them to hear the voice of their constituents. We are also marketing our product to city councils and civic associations. Since our inception, we have improved our product/market fit with elected officials and earned our first paying customers. We expect to see our usage and subscription payments grow substantially from larger clients, such as the city of Newton and the Boston city council, which are both currently doing free trials.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

    CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Involved, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    Video Transcript: 0:00 we vote every few years for candidates we don't know much about so that they 0:03 can make decisions that we aren't really a part of 0:06 but we care about the places we live 0:08 we are the silent majority but we don't need to be silent 0:12 introducing Involved use technology to work with and inform your elected 0:16 officials through polls and comments to paint a picture of how you and your 0:20 community feel on current issues your elected officials will use this 0:23 intelligence to guide their decisions while you raise your voice and the bar of accountability 0:28 we are Involved and we believe in your voice 0:32 be involved and have your voice heard today

    The following documents are being submitted as part of this offering:

    Governance:
       Certificate of Incorporation: certificateofincorporation.pdf
       Corporate Bylaws: corporatebylaws.pdf
    Opportunity:
       Offering Page JPG: offeringpage.jpg
    Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: involved.mobi

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.